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                                                           Exhibit (a)(5)(D)

                                                           For Immediate Release

                                                           Contact:
                                                           MEDIA
                                                           Kathleen O'Neil
                                                           (847) 938-3895

                                                           FINANCIAL COMMUNITY
                                                           Larry Peepo
                                                           (847) 935-6722




ABBOTT LABORATORIES ACQUISTION OF VYSIS, INC. CLEARS ANTITRUST REVIEW

         ABBOTT PARK, Ill., Nov. 23, 2001 - Abbott Laboratories (NYSE:ABT) announced today that the waiting period has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Abbott's pending acquisition of Vysis, Inc. (Nasdaq:VYSI). The expiration of the Hart-Scott-Rodino waiting period satisfies one of the conditions to consummation of the pending acquisition.

         The two companies announced on Oct. 24, 2001 that they had entered into a definitive agreement for Abbott to acquire Vysis, a leading genomic disease management company that develops and markets clinical laboratory products, which provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases.


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ABBOTT LABORATORIES ACQUISTION OF VYSIS, INC.
CLEARS ANTITRUST REVIEW
PAGE 2

         Abbott commenced a cash tender offer on Oct. 31, 2001 for all outstanding shares of Vysis at a price of $30.50 per share. The tender offer is scheduled to expire at midnight, New York City time, on Thursday, Nov. 29, 2001, unless the tender offer is extended. The consummation of the tender offer is subject to receipt of at least 51 percent of the Vysis shares (on a fully-diluted basis) and other conditions specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Abbott intends to consummate a merger in which remaining Vysis shareholders will receive the same cash price per share as paid in the tender offer. The transaction value is approximately $355 million.

         As part of the transaction with Vysis, Abbott has entered into an agreement with Amoco Technology Company (ATC), an indirect subsidiary of BP America Inc. and owner of approximately 65 percent of the outstanding shares of Vysis, pursuant to which ATC has agreed to tender and not withdraw all of its Vysis shares in the tender offer. ATC has tendered all of its Vysis shares in the offer in accordance with the agreement.

         Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. In 2000, the company's sales and net earnings were $13.7 billion and $2.8 billion, respectively, with diluted earnings per share of $1.78.

         Abbott's news releases and other information are available on the company's Web site at www.abbott.com.

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ABBOTT LABORATORIES ACQUISTION OF VYSIS, INC.
CLEARS ANTITRUST REVIEW
PAGE 3

         Vysis is a genomic disease management company that develops, commercializes and markets DNA-based clinical products providing information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. The company has direct sales operations in the United States and Europe; a marketing partnership in Japan with Fujisawa Pharmaceutical Co.; and a worldwide distribution network. Vysis' news releases and other information are available on the company's Web site at www.vysis.com.

ADDITIONAL INFORMATION

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Vysis. The tender offer is being made pursuant to a tender offer statement and related materials. Vysis stockholders are advised to read the tender offer statement and related materials, which have been filed by Abbott with the U.S. Securities and Exchange Commission (SEC). The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement filed by Vysis with the SEC contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available at no charge at the SEC's Web site at www.sec.gov.

         The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004, or by calling toll-free
(800) 223-2064, and may also be obtained from Abbott by directing a request by mail to Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6048,
Attn: Investor Relations, Telephone: (847) 938-5632.

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